SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 7)

MATRIXX INITIATIVES, INC.
(Name of Subject Company)
MATRIXX INITIATIVES, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
57685L105
(CUSIP Number of Class of Securities)

Samuel C. Cowley
Executive Vice President, General Counsel and Secretary
Matrixx Initiatives, Inc.
8515 E. Anderson Drive
Scottsdale, Arizona 85255
(602) 385-8888
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Matthew P. Feeney Snell & Wilmer L.L.P One Arizona Center 400 E. Van Buren Street Phoenix, Arizona 85004-2202 (602) 382-6000	Stephen M. Kotran Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 (212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Introduction
This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (which, together with any amendments and supplements thereto, collectively constitute the “Schedule”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Matrixx Initiatives, Inc., a Delaware corporation (the “Company”), on December 22, 2010. The Schedule relates to the tender offer by Wonder Holdings, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Wonder Holdings Acquisition Corp., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company, including the associated rights issued pursuant to the Rights Agreement, dated as of July 22, 2002, as amended on December 14, 2010 and further amended on January 11, 2011, between the Company and Registrar and Transfer Company (the shares of the common stock of the Company, together with the associated rights, collectively referred to as the “Shares”), at a price of $8.00 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase, dated December 22, 2010, as amended, and in the related letter of transmittal, dated December 22, 2010, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and certain of its affiliates, including Purchaser, with the SEC on December 22, 2010, as amended.
The primary purpose of this Amendment is to reflect the increase in the Offer Price and the extension of the Offer, as announced by H.I.G. Capital, LLC and as discussed in more detail below under Item 8, “Additional Information.” Except as otherwise set forth below, the information set forth in the Schedule remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule.

ITEM 1.	SUBJECT COMPANY INFORMATION
     Item 1(b), “Securities” is hereby amended and restated in its entirety as follows:
     “(b) Securities. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this “Schedule”) relates is the common stock, par value $0.001 per share, of the Company, including the associated Rights issued pursuant to the Rights Agreement, dated as of July 22, 2002, as amended on December 14, 2010 and further amended on January 11, 2011, between the Company and Registrar and Transfer Company (as amended, the “Rights Agreement”). As of the close of business on February 1, 2011, there were 9,442,866 Shares issued and outstanding.”

ITEM 3.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
     Item 3(a), “Arrangements with Current Executive Officers, Directors and Affiliates of the Company,” is hereby amended and supplemented by amending and restating the section titled “Treatment of Restricted Stock; Cash Payable for Outstanding Shares of Common Stock Pursuant to the Offer,” beginning on page 26, as amended by Amendment No. 2 to the Schedule, as follows below. The following is intended to update the information previously disclosed relative to the amounts payable to the executive officers and non-employee directors for their outstanding shares of common stock to reflect the increase in the Offer Price announced by Purchaser (see Item 8, “Additional Information,” under the subheading “Increase in the Offer Price and Third Extension of the Offer Period,” below for additional information regarding the increase in the Offer Price).
     “Treatment of Restricted Stock; Cash Payable for Outstanding Shares of Common Stock Pursuant to the Offer
     The Company has granted forfeitable Shares (the “Restricted Stock”) under the Matrixx Initiatives Inc. 2001 Long-Term Incentive Plan, as amended (the “Company Stock Plan”), to its executive officers and its non-employee directors. The acceptance by Purchaser of 15% or more of the Shares pursuant to the Offer will constitute a “change of control” under the Company Stock Plan that will cause each Share of Restricted Stock granted to executive officers and non-employee directors to vest and become non-forfeitable in accordance with the terms of the Company Stock Plan.

     As of February 2, 2011, the directors and executive officers of the Company beneficially owned, in the aggregate, 392,038 Shares, including 127,315 Shares of Restricted Stock (in addition to Shares issuable upon exercise of options, which are discussed below). Pursuant to the Merger Agreement and the terms of the Company Stock Plan, each outstanding Share of Restricted Stock will vest in full upon acceptance of the Shares for payment by Purchaser and, if not tendered into the Offer, as of the Effective Time, will be converted to the right to receive, as soon as reasonably practicable after the Effective Time, an amount in cash for each such Share equal to the Offer Price, less any required withholding taxes. If the directors and executive officers were to tender all 392,038 Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and officers would receive an aggregate of $3,430,332.50 in cash for those Shares.
     The table below sets forth the number of Shares of Restricted Stock held by executive officers of the Company that will vest upon the change of control, and the amount of cash consideration they will receive for those Shares.

Executive Officer	Restricted Stock	Cash Consideration
William J. Hemelt	23,158	$202,632.50
Samuel C. Cowley	23,647	$206,911.25
Timothy L. Clarot	15,078	$131,932.50
James A. Marini	15,014	$131,372.50
William J. Barba (1)	1,400	$12,250.00

(1)	Consistent with the Company’s past practices, upon the appointment of Mr. Barba to the position of Vice President, Finance and Accounting, on May 6, 2010, Mr. Barba was entitled to receive a Restricted Stock Award equal to his then-current base salary ($175,000) divided by the Nasdaq closing price of the Shares on that date, $4.96. This would have resulted in a grant to Mr. Barba of 35,283 Shares of Restricted Stock. On that date, however, the Compensation Committee determined not to approve a Restricted Stock grant to Mr. Barba because of the ongoing, non-public discussions between the Company and affiliates of Parent and Purchaser regarding a potential acquisition of the Company. On December 13, 2010, the Compensation Committee approved a cash award to Mr. Barba in the amount of $282,264, payable upon the consummation of the Offer, reflecting the cash payment that Mr. Barba would have received in connection with the Offer had he received the 35,283 Shares of Restricted Stock on May 6, 2010. Those Shares would have fully vested as a result of the consummation of the Offer, which would have resulted in a cash payment to Mr. Barba in an amount equal to the number of Shares of Restricted Stock (35,283) multiplied by the then Offer Price ($8.00), or $282,264. In connection with the increased Offer Price (see Item 8, “Additional Information” below), the Compensation Committee expects to meet in the near future to approve a revised cash award, payable upon the consummation of the Offer, equal to the number of Shares of Restricted Stock (35,283) multiplied by the increased Offer Price ($8.75), or $308,726.25 (which award will be in lieu of and not in addition to the previously approved award).
     The table below sets forth the number of Shares of Restricted Stock held by non-employee directors of the Company that will vest upon the change of control, and the amount of cash consideration they will receive for those Shares.

Non-Employee Directors	Restricted Stock (1)	Cash Consideration
William C. Egan	8,855	$77,481.25
Lori H. Bush	11,380	$99,575.00
John M. Clayton	11,073	$96,888.75
L. White Matthews III	8,855	$77,481.25
Michael A. Zeher	8,855	$77,481.25

     Item 3(a), “Arrangements with Current Executive Officers, Directors and Affiliates of the Company,” is hereby amended and supplemented by amending and restating the section titled “Treatment of Options,” beginning on page 27, as follows below. The following is intended to update the stock option information previously disclosed in light of the increase in the Offer Price.
     “Treatment of Options
     Pursuant to the Merger Agreement, the Company has agreed to take all actions necessary so that, immediately prior to the Effective Time, each option to purchase Shares (an “Option”) granted under the Company Stock Plan that is outstanding and unexercised as of the Effective Time (whether vested or unvested) will be canceled and converted into the right of the holder to receive at the Effective Time an amount in cash equal to the product of (i) the total number of Shares subject to such Option immediately prior to the Effective Time and (ii) the excess, if any, of the Offer Price over the exercise price per Share for such Option, less any required withholding taxes (the “Option Cash Payment”). As a result, as of the Effective Time, each Option will automatically cease to be outstanding, and each holder of an Option will cease to have any rights other than the right to receive the Option Cash Payment.
     As of February 2, 2010, the directors and executive officers of the Company held, in the aggregate, Options to purchase 95,700 Shares. As of February 2, 2011, none of the Options had an exercise price less than the Offer Price except for an Option held by William Hemelt to purchase 25,000 Shares, which has an exercise price of $8.13 per Share and which would entitle Mr. Hemelt to an Option Cash Payment upon the Effective Time of $15,500. Based on the Offer Price, none of the other directors and executive officers holding Options would be entitled to an Option Cash Payment. The beneficial ownership of Options held by each director and executive officer is further described in the Information Statement under the headings “Security Ownership of Certain Beneficial Owners and Management,” “Grants of Plan Based Awards in Fiscal 2010” and “Outstanding Equity Awards at Fiscal 2010 Year-End.”
     The foregoing summary is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement.”
     Item 3(a), “Arrangements with Current Executive Officers, Directors and Affiliates of the Company,” is hereby amended and supplemented by amending and restating the second full paragraph on page 29, under the section titled “Employee Benefit Matters,” as follows below. The following is intended to update the information relative to potential employee bonuses in light of the revised anticipated closing date of the Merger.
     “If the closing of the Merger occurs prior to March 31, 2011, all Company employees or officers who are employed with the Company or any of its subsidiaries immediately prior to the Effective Time or, if earlier, the Board Control Date, and who are terminated by the Surviving Corporation or any subsidiary of the Surviving Corporation prior to March 31, 2011, and, at March 31, 2011, would have been eligible to receive an annual or incentive bonus if still employed by the Company or any of its subsidiaries, will receive such bonus, based on the Company’s actual performance for the entire 2011 fiscal year but pro rated to the date of their departure from the Surviving Corporation based on the number of days such employee was employed by the Company or any of its subsidiaries during fiscal year 2011. Assuming that (i) the Merger closes on February 18, 2011, (ii) each of the executive officers are terminated by the Surviving Corporation on such date and (iii) the Company achieves net sales and net income levels at or above target based on the 2011 incentive plan goals, each executive officer would be eligible to receive the following cash incentive awards: Mr. Hemelt $210,822; Mr. Cowley $98,013; Mr. Clarot $63,745; Mr. Marini $78,346; and Mr. Barba $50,597.”

ITEM 8.	ADDITIONAL INFORMATION
     Item 8, “Additional Information” is hereby amended and supplemented by adding the following immediately before the section titled “Forward-Looking Statements”:
     “Increase in the Offer Price and Third Extension of the Offer Period
     Purchaser increased the Offer Price to $8.75 per Share in cash, without interest and less any applicable withholding taxes, and extended the expiration of the Offer until 11:59 p.m., New York City time, on Monday, February 14, 2011. The Offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on February 4, 2011, was extended in accordance with the Merger Agreement.
     In order to reflect the extension of the Offer, all references in this Schedule, including the Information Statement attached as Annex I, to “11:59 p.m., New York City time, on January 24, 2011,” as previously amended to refer to “5:00 p.m., New York City time, on January 31, 2011” and further amended to refer to “5:00 p.m., New York City time, on February 4, 2011,” as the date and time the Offer expires, are hereby replaced, as appropriate, with “11:59 p.m., New York City time, on February 14, 2011.” In order to reflect the increase in the Offer Price, all references in this Schedule, including the Information Statement attached as Annex I, to “$8.00 per Share,” as the Offer Price, are hereby replaced, as appropriate, with “$8.75 per Share.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 2, 2011

MATRIXX INITIATIVES, INC
/s/ William Hemelt
William Hemelt
President and Chief Executive Officer